UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

ev3 Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

26928A 20 0
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York  10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26928A 20 0		Page 2 of 8 Pages
1		NAME OF REPORTING PERSON WARBURG, PINCUS EQUITY PARTNERS, L.P. IRS Number 13-3536060
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 27,151,570 (see Item 5(b) of this Schedule 13D)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,151,570 (see Item 5(b) of this Schedule 13D)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,151,570 (see Item 5(a) of this Schedule 13D)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (see Item 5(a) of this Schedule 13D)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26928A 20 0		Page 3 of 8 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS PARTNERS, LLC IRS Number 13-4069737
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 27,151,570 (see Item 5(b) of this Schedule 13D)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,151,570 (see Item 5(b) of this Schedule 13D)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,151,570 (see Item 5(a) of this Schedule 13D)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (see Item 5(b) of this Schedule 13D)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 26928A 20 0		Page 4 of 8 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS & CO. IRS Number 13-6358475
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 27,151,570 (see Item 5(b) of this Schedule 13D)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,151,570 (see Item 5(b) of this Schedule 13D)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,151,570 (see Item 5(a) of this Schedule 13D)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (see Item 5(b) of this Schedule 13D)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26928A 20 0		Page 5 of 8 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS LLC IRS Number 13-3536050
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 27,151,570 (see Item 5(b) of this Schedule 13D)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,151,570 (see Item 5(b) of this Schedule 13D)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,151,570 (see Item 5(a) of this Schedule 13D)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (see Item 5(b) of this Schedule 13D)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 6 of 8 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2005 (as amended by Amendment No. 1 thereto previously filed with the SEC on April 24, 2007 and Amendment No. 2 thereto previously filed with the SEC on August 4, 2009, the “Original Schedule 13D”), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (“WPEP”), Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus LLC, a New York limited liability company (“WP LLC” and, together with WPEP, WP Partners and WP, the “Warburg Pincus Reporting Entities”).  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Reporting Entities.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Reporting Entities.  This Amendment No. 3 relates to the common stock, $0.01 par value per share (the “Common Stock”), of ev3 Inc., a Delaware corporation (the “Company”).  The holdings of Common Stock of WPEP reported in this Amendment includes certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. (“WPNEP I”) and Warburg, Pincus Netherlands Equity Partners III, C.V. (“WPNEP III” and, together with WPNEP I and WPEP, the “Investors”).

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender and Voting Agreement

On June 1, 2010, Covidien Group S.a.r.l., a Luxembourg company (“Parent”), COV Delaware Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock of the Company, at $22.50 per share in cash (the “Offer Price”), without interest thereon, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, after consummation of the Offer, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent.

In connection with the execution of the Merger Agreement, the Investors, Parent and Purchaser have entered into a Tender and Voting Agreement, dated as of June 1, 2010 (the “Tender Agreement”).  The Tender Agreement provides that, among other things, the Investors will tender 27,151,570 shares of Common Stock (the “WP Shares”) in the Offer.

Pursuant to the Tender Agreement, the Investors have granted Parent, until the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) the End Date (as defined in the Merger Agreement), (iii) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement that results in a (x) a decrease in the Offer Price or Merger Consideration (each as defined in the Merger Agreement) or (y) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration, and (iv) the termination of the Merger Agreement in accordance with its terms (the “Termination Date”), a limited irrevocable proxy to vote 22,674,168 shares of Common Stock.  Such proxy may be exercised by Parent at any annual or special meeting of the shareholders of the Company, as applicable, or at any adjournment thereof, for the adoption of the Merger Agreement and the approval of the Merger.  The Investors have also agreed to vote an additional 4,477,402 shares of Common Stock, which are not subject to aforementioned proxy, for the adoption of the Merger Agreement and the approval of the Merger.

Additionally, the Investors have granted Parent an irrevocable option (the “Purchase Option”) to purchase all right, title and interest of the Investors in and to 22,674,168 shares of Common Stock, with a price per share equal to the Offer Price.  Parent may exercise the Purchase Option in whole, but not in part, if, but only if, (a) Purchaser has acquired shares of Common Stock pursuant to the Offer and (b) the Investors have failed to tender into the Offer at least 22,674,168 shares of Common Stock or have withdrawn the tender of at least such number of shares into the Offer in breach of the Tender Agreement.  Parent may exercise the Purchase Option at any time within the 60 days following the date when such Purchase Option becomes exercisable.

Page 7 of 8 Pages

Pursuant to the Tender Agreement, the Investors have also agreed not to (i) transfer prior to the Termination Date any WP Shares (other than to an Affiliate, subsidiary, partner or member of any Investor) and (ii) take any action, in their capacity as a stockholder of the Company, that the Company is prohibited from taking pursuant to Section 6.3 of the Merger Agreement.

The foregoing description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, a copy of which is attached hereto as Exhibit E, and which is incorporated herein by reference in its entirety.  This Amendment No. 3 does not purport to amend, qualify or in any way modify the Tender Agreement.

Item 5.                                Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a)           As of June 1, 2010, each of the Warburg Pincus Reporting Entities may be deemed to beneficially own 27,151,570 shares of Common Stock, representing approximately 24.0% of the outstanding shares of Common Stock, based on the 113,181,212 shares of Common Stock outstanding as of April 28, 2010, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 7, 2010.

(b)           Each of the Warburg Pincus Reporting Entities shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 27,151,570 shares of Common Stock it may be deemed to beneficially own.  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC and may be deemed to control the other Warburg Pincus Reporting Entities.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares of Common Stock that may be deemed to be beneficially owned by any of the Warburg Pincus Reporting Entities.

The Warburg Pincus Reporting Entities are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The filing of this Amendment No. 3 shall not be construed as an admission of such beneficial ownership or that the Warburg Pincus Reporting Entities constitute a person or group.  Each of the Warburg Pincus Reporting Entities disclaims beneficial ownership of all shares of Common Stock in which such Warburg Pincus Reporting Entity does not have a pecuniary interest.

(c)           No transactions in the Common Stock were effected during the past sixty days by any of the Warburg Pincus Reporting Entities or, to the best knowledge of the Warburg Pincus Reporting Entities, any of the persons set forth on Schedule I of the Original Schedule 13D.

(d)           Except as set forth in this Item 5 and for persons referred to in Item 2 of the Original Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Warburg Pincus Reporting Entities.

(e)  Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 hereto, the Warburg Pincus Reporting Entities have entered into a Tender Agreement.  The information set forth in Item 4 with respect to the Tender Agreement is incorporated into this Item 6 by reference in its entirety.

Item 7.                                Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit E.
Tender and Voting Agreement, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation, Warburg, Pincus Private Equity Partners LP, Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2010

WARBURG, PINCUS EQUITY PARTNERS, L.P.

By:     Warburg Pincus Partners, LLC, its
    General Partner

By:      Warburg Pincus & Co., its
    Managing Member

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Partner

WARBURG PINCUS PARTNERS, LLC

By:      Warburg Pincus & Co., its
    Managing Member

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Partner

WARBURG PINCUS & CO.

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Partner

WARBURG PINCUS LLC

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Managing Director